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                           March 30, 2021

       Handong Cheng
       Chief Executive Officer
       ZW Data Action Technologies Inc.
       Room 1106, Xinghuo Keji Plaza
       No. 2 Fengfu Road, Fengtai District
       Beijing, PRC 100070

                                                        Re: ZW Data Action
Technologies Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2021
                                                            File No. 333-254339

       Dear Mr. Cheng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Matthew
Derby, Staff Attorney, at (202) 551-3334 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology